Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

June […], 2019

VIA EDGAR TRANSMISSION

Mr. Frank Buda
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
PMC Core Fixed Income Fund (S000018035)
PMC Diversified Equity Fund (S000026426)

Dear Mr. Buda:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 20, 2019 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 690 to its registration statement, filed on behalf of its series, PMC Core Fixed Income Fund and PMC Diversified Equity Fund (the “Funds”). PEA No. 690 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on May 1, 2019 for the purpose of registering Institutional Class shares as a new share class of the Funds. The Trust is filing this PEA No. [6__] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

Summary Section – Fees and Expenses of the Fund (both Funds)

1.
Staff Comment: Please explain if there is a component unique to the expenses of the Institutional Class that requires expenses to be estimated. If not, the Staff notes disclosure in Footnote 1 to the Fees and Expenses of the Fund is not permitted or required by Item 3 of Form N-1A. Please consider removing Footnote 1.

Response: The Trust responds by removing the footnote as requested.

2.
Staff Comment: Please confirm the Fund has no acquired fund fees and expenses (“AFFE”), or that AFFE is 0.01% or less and included in the caption “Other Expenses” in the Fees and Expenses of the Fund table. If the Fund has AFFE of more than 0.01%, please add a separate line item to the Fees and Expenses of the Fund table to disclose these fees.

Response: The Trust responds by supplementally confirming that AFFE for each of the Funds is 0.01% or less and included in “Other Expenses”, as presented in the Fees and Expenses of the Fund table. In addition, the Trust confirms that should AFFE amount to more than 0.01% in future years, AFFE will be presented in a separate caption to the Fees and Expenses of the Fund table.

Summary Section – Portfolio Turnover (both Funds)

3.	Staff Comment: Please provide turnover rate for the most recent fiscal year, and not for the fiscal period presented.

Response: The Trust responds by making the requested revision.

Summary Section – Performance (both Funds)

4.
Staff Comment: If applicable, please consider revising the footnote to the Average Annual Total Returns table to clarify that performance for Institutional Class shares would be higher than Advisor Class shares, if Institutional Class expenses are lower.

Response: The Trust responds by making the requested revision.

5.	Staff Comment: Please remove the brackets from the last paragraph or delete paragraph in its entirety.

Response: The Trust responds by making the requested revision.

Prospectus – Shareholder Information – How to Redeem Shares – Redemptions in Kind

6.	Staff Comment: Please explain why the sentence “In addition, sales of such securities received in-kind may generate taxable gains.” was removed from the first paragraph.

Response: The Trust responds by reinserting the applicable disclosure.

* * * * * *

If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

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